US Neurosurgical, Inc	2400 Research Blvd. Suite 325 Rockville, MD 20850

March 1, 2006

Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	U.S. Neurosurgical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed April 13, 2005
Form 10-QSB for the Period Ended September 30, 2005
Filed November 14, 2005
File No. 000-26575

Dear Mr. Rosenberg,

In response to comments raised by Ms. Keira Ino of the staff of the Commission in our telephone conversation of February 28, 2006, we plan to include the following additional language in the “Controls and Procedures” item in the Amendment No. 1 to the Form 10-K/A of U.S. Neurosurgical, Inc. (the “Company”) for the year ended December 31, 2004. (We have underlined the language added in response to the request of the Commision’s staff to provide further details as to the steps taken by management to remedy the material weaknesses found in the Company’s controls and procedures relating to financial reporting for asset retirement obligations.)

“As further discussed in Note A[1] to the consolidated financial statements, we have restated the consolidated financial statements in order to reflect the cumulative effect of adopting the Financial Accounting Standards Board’s Statement No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”), in the statement of operations for the year ended December 31, 2003, rather than reflecting it directly within retained earnings.

Disclosure Controls and Procedures

Management of the Company, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Amendment No. 1 on Form 10-K/A (“Form 10-K/A”) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, initially filed with the U.S. Securities and

Exchange Commission (the “SEC”) on April 13, 2005 (the “Original Filing”). In connection with the restatement of the consolidated financial statements presented in this Form 10-K/A, under the direction of the Company’s Chief Executive Officer, management reevaluated the Company’s disclosure controls and procedures and determined that the failure to correctly apply SFAS No. 143 constituted a material weakness in the Company’s control over financial reporting for asset retirement obligations.

In connection with the preparation and filing of this Form 10-K/A, management of the Company took certain steps to enhance its disclosure controls and procedures, not only in connection with the deficiency with respect to asset retirement obligations, but also due to other recent changes in the Company’s operations, including (1) transition to a new independent auditing firm with offices closer to the Company, in part to introduce greater responsiveness and cost-effectiveness, (2) the sudden death of our former CFO and (3) issues with major customers that have required us to re-evaluate operations to achieve greater efficiencies. The Company chose not to hire a new CFO at this time, but in the interests of efficiency, one of the Company’s outside directors will play a greeter role in the reporting and disclosure process (the “Director/Advisor”) and a part-time controller has been retained. Consideration is being given to increasing the size of the Board of Directors and steps have been taking to providing the members of the Audit Committee with broader access to employees and advisors responsible for accounting and financial reporting. In addition, the Company has formed a Disclosure Committee, initially consisting of the CEO and the Director/Advisor, which will periodically review the Company’s disclosure controls and procedures, will take steps to ensure that material information is available to the Disclosure Committee (as well as the Board of Directors and the Audit Committee) on a timely basis and will have principal oversight and responsibility for the preparation of periodic reports. In addition, the Disclosure Committee is charged with evaluating the applicability and the appropriate implementation of prevailing accounting standards and concepts and pronouncements issued by the FASB and other regulatory bodies and self-regulatory organizations (such as SFAS 143). While these steps were prompted in large part by recent changes in the Company’s operations, these adjustments will improve disclosure controls and procedures generally, and specifically as they relate to the previously identified deficiency in reporting for asset retirement obligations as provided under SFAS 143.

Management believes that it has fully remediated the weakness identified as to asset retirement obligations as of the date of filing of this report. Based upon the Company’s reevaluation of disclosure controls and procedures, the actions taken to remediate the deficiency, and the modifications to the Company’s controls and procedures described above, the Company’s Chief Executive Officer has concluded that the Company’s disclosure controls and procedures were effective as of the date of the filing of this Form 10-K/A for the information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934, as amended, to be recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Should you have any further questions, please feel free to contact me at (800) 990-0293 or agold@ghsusn.com.

Sincerely,

Alan Gold

President and Chief Executive Officer

3